EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(millions of dollars)

Income from continuing operations attributable to ExxonMobil	7,840	16,150	32,520	32,580	44,880
Excess/(shortfall) of dividends over earnings of affiliates
accounted for by the equity method	(579)	(691)	(358)	3	(1,157)
Provision for income taxes	(406)	5,415	18,015	24,263	31,045
Capitalized interest	(224)	(7)	121	148	(67)
Noncontrolling interests in earnings of consolidated subsidiaries	535	401	1,095	868	2,801
	7,166	21,268	51,393	57,862	77,502
Fixed Charges:
Interest expense - borrowings	390	211	157	137	117
Capitalized interest	708	482	344	309	506
Rental cost representative of interest factor	433	585	618	612	640
	1,531	1,278	1,119	1,058	1,263
Total adjusted earnings available for payment of fixed charges	8,697	22,546	52,512	58,920	78,765
Number of times fixed charges are earned	5.7	17.6	46.9	55.7	62.4